PROSPECTUS SUPPLEMENT
(to prospectus dated August 5, 2002)	August 20, 2002

5,300,000 Shares

Common Stock

We are a financial holding company offering a full range of financial services through our wholly-owned subsidiaries, Westernbank Puerto Rico (“Westernbank”) and Westernbank Insurance Corp. Westernbank offers a full range of business and consumer financial services, including banking, trust and brokerage services. Westernbank Insurance Corp. is a general insurance agent placing property, casualty, life and disability insurance. We are offering 5,300,000 shares of our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “WHI”. The last reported sale price of our common stock on August 20, 2002 was $17.71 per share.

Investing in our common stock involves risks. You should carefully consider the “Risk factors” beginning on page S-9 of this prospectus supplement and page 1 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any Commonwealth of Puerto Rico securities or financial institutions commission or United States federal or state securities or banking agency has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or obligations of any bank and are neither insured nor guaranteed by us or by the Federal Deposit Insurance Corporation or any other governmental agency, and are subject to investment risks, including the possible loss of the amount invested.

	Per share	Total

Public offering price	$17.0000	$90,100,000

Underwriting discounts and commissions	$0.8925	$4,730,250

Proceeds, before expenses, to us	$16.1075	$85,369,750

We have also granted the underwriters a 30-day option to purchase up to 795,000 additional shares of our common stock to cover over-allotments at the public offering price per share less underwriting discounts and commissions.

The underwriters are offering the shares of our common stock as described in “Underwriting.” Delivery of the shares will be made on or about August 26, 2002.

UBS Warburg

Brean Murray & Co., Inc.
Keefe, Bruyette & Woods, Inc.

________________________________________________________________________________

You should rely only on the information specifically incorporated by reference or contained in this prospectus supplement and the accompanying prospectus. Neither W Holding nor the underwriters have authorized anyone to provide prospective investors with information different from that incorporated by reference or contained in this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus are not an offer to sell nor are they seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement and the accompanying prospectus is complete and correct only as of the date of this prospectus supplement and the accompanying prospectus, regardless of the time of the delivery of this prospectus supplement and the accompanying prospectus or the date of any sale of these securities. The information presented in this prospectus supplement, to the extent it is inconsistent with the information in the accompanying prospectus, supersedes and replaces that information. In this prospectus supplement and the accompanying prospectus, “W Holding, Inc.,” the “company,” “we,” “us” and “our” refer to W Holding Company, Inc., and “Westernbank” refers to our wholly-owned banking subsidiary.

TABLE OF CONTENTS

Prospectus Supplement

Summary	S-1

Risk factors	S-9

Forward-looking statements	S-12

Use of proceeds	S-12

Price range of common stock and dividend policy	S-13

Capitalization	S-14

Selected consolidated financial and other data	S-15

Management	S-17

Taxation	S-19

Underwriting	S-26

Legal matters	S-28

Experts	S-28

Prospectus

Risk factors	1

About this prospectus	3

Additional information	3

Incorporation by reference	4

Forward-looking statements	5

The company	5

Consolidated ratios of earnings to fixed charges and preferred stock dividends	6

Use of proceeds	7

Description of capital stock	7

Plan of distribution	9

Legal matters	11

Experts	11

Summary

You should read this prospectus supplement and the accompanying prospectus in their entirety, including the information incorporated by reference into this prospectus supplement and the accompanying prospectus and the “Risk factors” section beginning on page S-9 of this prospectus supplement and on page 1 of the accompanying prospectus. Unless otherwise stated, all information in this prospectus supplement and the accompanying prospectus assumes that the underwriters will not exercise their over-allotment option.

THE COMPANY

General

We are a financial holding company offering a full range of financial services through our wholly-owned subsidiaries, Westernbank Puerto Rico (“Westernbank”) and Westernbank Insurance Corp. Westernbank offers a full range of business and consumer financial services, including banking, trust and brokerage services. Westernbank Insurance Corp. is a general insurance agent placing property, casualty, life and disability insurance. As of March 31, 2002, we had total assets of $6.7 billion, loans of $3.0 billion, deposits of $3.4 billion and stockholders’ equity of $394.2 million. Since our initial public offering in 1985, we have consistently paid dividends to our stockholders.

Westernbank is the third largest, locally-controlled commercial bank headquartered in Puerto Rico as measured by total assets as of March 31, 2002. Westernbank is also one of the fastest-growing commercial banks in Puerto Rico, increasing both total assets and loans at a compound annual growth rate of over 35.0% for the last five fiscal years. Westernbank has achieved this growth while maintaining a ratio of non-performing loans to total loans of below 1.00% and improving its efficiency ratio from 53.82% to 41.97%.

Westernbank was founded in 1958 as a savings institution operating in the western and southwestern regions of Puerto Rico, focusing on retail banking and emphasizing long-term, fixed-rate residential mortgage loans on one-to-four family residential properties. In 1994, Westernbank changed its charter to become a full-service commercial bank. In 1999, we became the bank holding company of Westernbank under the United States Bank Holding Company Act. In 2000, we became a financial holding company under the United States Bank Holding Company Act. As a financial holding company, we are permitted to engage in financial-related activities, including insurance and securities activities, provided that we meet certain regulatory standards.

Westernbank seeks to differentiate itself from other banks by focusing on customer relationships and personalized service, offering customers direct access to senior management. As part of this focus, Westernbank strives to make fast and effective decisions locally. Westernbank’s branches offer modern facilities with advanced technology and remain open to customers for longer hours compared to many other local banks, with a number of branches offering both Saturday and Sunday hours. In addition, Westernbank trains its employees, most of whom have higher education degrees, in order to promote an effective and customer-focused sales culture.

Westernbank continues to focus on growing its commercial loan portfolio through commercial real estate, asset-based, unsecured business and construction lending, as well as its consumer loan and investment securities portfolios. As of March 31, 2002, commercial loans accounted for approximately 51% of its loan portfolio of $3.0 billion. This has enabled Westernbank to shift its asset composition to assets with shorter maturities and greater repricing flexibility. We also intend to continue to diversify and grow Westernbank’s sources of revenue, while maintaining its status as a secured lender, with approximately 81% of its loans collateralized by real estate as of March 31, 2002. As part of this strategy, Westernbank has selectively entered into several new markets, which include asset-based and small, unsecured consumer lending as well as trust services. In June 2001, Westernbank acquired the asset-based lending portfolio of the Puerto Rico branch of Congress Credit Corporation for $163.8 million. In July 2002, Westernbank launched a new banking division focused on offering consumer loans through 17 full-service branches, called “Expresso of Westernbank,” denoting the branches’ emphasis on small, unsecured consumer loans up to $15,000 and collateralized consumer loans up to $75,000.

Originally operating primarily in the western and southwestern regions of Puerto Rico, we intend to further expand into the San Juan metropolitan area. Having opened 11 branches in the San Juan metropolitan area since 1998, including 7 Expresso of Westernbank branches in July 2002, we believe that we are well-positioned to achieve this objective. In the first quarter of 2002, Westernbank acquired Westernbank World Plaza (formerly known as Hato Rey Tower), a 23-story office building that is the tallest in Puerto Rico’s main business district and now serves as our San Juan metropolitan area headquarters, our regional commercial lending office and the headquarters for the Westernbank Business Credit and Expresso of Westernbank divisions. In addition, we intend to build upon our existing platform and further expand our fee-based businesses, including insurance brokerage, trust services and securities brokerage.

Our executive offices are located at 19 West McKinley Street, Mayagüez, Puerto Rico 00680, and our telephone number is (787) 834-8000.

Westernbank

Founded as a savings institution in 1958, Westernbank is a Puerto Rico-chartered commercial bank. Westernbank operates through a network of 48 bank branches (including 17 Expresso of Westernbank branches opened in July 2002) located throughout Puerto Rico, primarily in the western and southwestern regions of the island and in the San Juan metropolitan area, and a website on the Internet. In addition to commercial, retail and residential real estate banking, Westernbank operates four divisions: Westernbank Business Credit, which specializes in asset-based lending; Expresso of Westernbank, which specializes in small, unsecured consumer loans up to $15,000 and collateralized consumer loans up to $75,000; Westernbank Trust Division, which offers a full array of trust services; and Westernbank International Division, which holds investment securities and purchases loans, consisting mostly of US government and agency securities.

Westernbank’s commercial real estate and other loans are primarily variable and adjustable rate products. Commercial loan originations come from existing customers as well as through direct solicitation and referrals. Westernbank offers different types of consumer loans, including secured and unsecured products, in order to provide a full range of financial services to its retail customers. In addition, Westernbank offers VISA and Master Card accounts to its customers.

As of March 31, 2002, Westernbank had a loan portfolio of $3.0 billion. Westernbank’s commercial loan portfolio included $1.2 billion of commercial real estate loans, $383.4 million of commercial business loans and $145.1 million of construction and land acquisition loans. Westernbank’s consumer loan portfolio included $393.2 million of consumer loans and $61.4 million of credit card receivables. In addition, Westernbank had $830.3 million of residential first mortgage loans (principally conforming loans and including $17.6 million of loans guaranteed by the Federal Housing Administration or other federal agencies).

Westernbank Business Credit Division

Westernbank Business Credit manages Westernbank’s commercial asset-based loan portfolio, which consists of loans secured principally by accounts receivable, inventory and equipment. This division, which is one of the fastest growing areas of Westernbank, was established in connection with Westernbank’s June 2001 acquisition of the asset-based lending portfolio of the Puerto Rico branch of Congress Credit Corporation for $163.8 million.

Expresso of Westernbank Division

Launched in July 2002, Expresso of Westernbank specializes in making small, unsecured consumer loans up to $15,000 and collateralized consumer loans up to $75,000 through 17 full-service branches (including 13 new branches and four re-designated branches). These branches are strategically located in order to attract customers that have traditionally been underserved by the Puerto Rico banking sector.

Westernbank Trust Division

Established in 2001, Westernbank Trust offers a variety of Individual Retirement Accounts (IRAs) and manages 401(k) and Keogh retirement plans, custodian and corporate accounts. As of March 31, 2002, total assets managed by Westernbank Trust amounted to $127.8 million.

Westernbank International Division

Established in 1995, Westernbank International is our International Banking Entity (IBE) under Puerto Rico tax law. Under Puerto Rico tax law, an IBE can hold non-Puerto Rico assets, and earn interest on these assets, as well as generate fee income outside of Puerto Rico, on a tax-exempt basis. As of March 31, 2002, Westernbank International had total assets of $2.4 billion, substantially all of which were investment securities and purchased loans consisting mostly of US government and agency securities. Westernbank does not otherwise conduct significant banking business outside of Puerto Rico.

Westernbank Insurance Corp.

Established in 2001, Westernbank Insurance Corp. is a general insurance agent placing property, casualty, life and disability insurance on which we earn commission income. Currently, most of the agency’s volume is derived from two areas — mortgage insurance on residential mortgage loans and “credit life” insurance for borrowers of personal loans. We intend to expand Westernbank Insurance Corp. in order to offer a broader line of insurance products to meet the needs of our customers.

THE OFFERING

Common stock offered(1)	5,300,000 shares

Common stock outstanding after this offering(1)(2)(3)	67,550,000 shares

New York Stock Exchange symbol	WHI

Use of proceeds	We intend to use the net proceeds from this offering primarily to support further growth in the business of Westernbank. We anticipate contributing substantially all of the net proceeds to Westernbank, which will increase its regulatory capital, thereby facilitating its ability to increase deposits and borrowings to fund additional investments in loans and securities.

Risk factors	Investing in our common stock involves risks, which are described under “Risk factors” beginning on page S-9 of this prospectus supplement and on page 1 of the accompanying prospectus.

(1)	Excludes up to an additional 795,000 shares of common stock that we may issue and sell upon the exercise of the underwriters’ over-allotment option.
(2)  Based on 62,250,000 shares outstanding as of August 6, 2002.

(3)	Excludes 3,678,250 shares of common stock that are reserved for issuance upon the exercise of outstanding options pursuant to our stock option plans at exercise prices ranging between $6.67 and $15.85 per share and 1,819,358 shares (adjusted for stock splits and dividends) reserved for issuance upon conversion of the Series A preferred stock (subject to adjustment).

RECENT DEVELOPMENTS

Unaudited results for the three months ended June 30, 2002

On July 10, 2002, we released our unaudited consolidated results of operations for the three months ended June 30, 2002. Our consolidated results of operations and certain other financial information for this period are summarized below.

Our consolidated results of operations for the three months ended June 30, 2002 may not be indicative of our results for any future period. You should read the information below together with “Summary of selected consolidated financial and other data” and “Selected consolidated financial and other data” and the financial statements and other financial data incorporated by reference in the accompanying prospectus.

	As of or for the
	three months ended June 30,

	2002	2001

	(Dollars in thousands, except
	per share data)

Balance sheet data

Total assets	$6,993,727	$5,071,135

Loans, net and mortgage loans held for sale	3,223,743	2,581,079

Deposits	3,791,773	3,024,231

Stockholders’ equity	412,199	321,926

Income statement data

Net income	$20,069	$15,354

Net income attributable to common stockholders	16,742	12,901
Earnings per common share

Basic(1)	$0.27	$0.21

Diluted(1)	0.27	0.21

Performance ratios

Return on average assets(2)	1.17%	1.26%

Return on average common stockholders’ equity(2)	30.08	28.36

Efficiency ratio	39.28	40.98

Asset quality ratios

Non-performing loans to total loans at the end of the period	0.51%	0.58%

Loan loss allowance to total non-performing loans at the end of the period	262.6	240.0

(1)	Adjusted to reflect the three-for-two stock split in the form of a stock dividend on our common stock declared on June 17, 2002 and distributed on July 10, 2002.
(2)	The return on average assets is computed by dividing net income by average total assets for the period. The return on average common stockholders’ equity is computed by dividing net income less preferred stock dividends by average common stockholders’ equity for the period. Both ratios have been computed using beginning and period-end balances.

Net income for the three months ended June 30, 2002 increased $4.7 million, or 30.7%, to $20.1 million, or $0.27 per common share, compared to net income of $15.4 million, or $0.21 per common share, for the same period in 2001, primarily as a result of the increase in net interest income. Net interest income for the three months ended June 30, 2002 increased $7.9 million, or 24.7%, to $39.8 million, compared to $31.9 million for the same period in 2001. The increase in net interest income was attributable to an increase in the average amount of loans and investment securities outstanding.

Other operating income for the three months ended June 30, 2002 increased $2.0 million, or 61.4%, to $5.3 million, compared to $3.3 million for the same period in 2001, due to increases in service fees associated with a growing volume of trust related activities and transactions, commissions and other retail financial service fees and positive valuations on derivative instruments.

Total assets increased $1.9 billion, or 37.9%, to $7.0 billion as of June 30, 2002, compared to $5.1 billion as of June 30, 2001. Loans, net and mortgage loans held for sale increased $642.7 million, or 24.9%, to $3.2 billion as of June 30, 2002, compared to $2.6 billion as of June 30, 2001.

Return on average common stockholders’ equity for the three months ended June 30, 2002 was 30.08%, compared to 28.36% for the same period in 2001.

Return on average assets for the three months ended June 30, 2002 was 1.17%, compared to 1.26% for the same period in 2001, reflecting the significant increase in total assets year over year.

Provisions for loan losses amounted to $3.5 million for the quarter ended June 30, 2002, compared to $3.0 million for the same period in 2001. The allowance for loan losses amounted to $43.5 million as of June 30, 2002. As of the same date, non-performing loans were 0.51% of total loans, while the allowance for loan losses was 262.6% of total non-performing loans. Westernbank’s commercial loan portfolio had a total delinquency ratio, including categories of 60 days and over, of 0.61%. Westernbank’s consumer loan portfolio had a total delinquency ratio, including categories of 60 days and over, of 1.23%.

Total operating expenses for the three months ended June 30, 2002 increased $2.8 million, or 18.8%, to $17.6 million, compared to $14.8 million for the same period in 2001, primarily as a result of the increase in the volume of operations and the opening of new markets as well as the costs associated with additional investment in human resources, technology and general infrastructure to sustain and coordinate Westernbank’s expansion. We continue to implement what we believe are strict cost control measures, while maintaining operating expenses at adequate levels. Westernbank’s efficiency ratio was 39.28% for the three months ended June 30, 2002.

Total stockholders’ equity increased to $412.2 million as of June 30, 2002, compared to $321.9 million as of June 30, 2001, as a result of the net income generated during the twelve-month period, which was partially offset by dividends paid on common and preferred stock during said period.

SUMMARY OF SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The summary of selected consolidated financial and other data presented below should be read in conjunction with “Selected consolidated financial and other data” and the consolidated financial information included in our Annual Report on Form 10-K for the year ended December 31, 2001 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002. The consolidated financial information for the three-month periods ended March 31, 2002 and 2001 are derived from our unaudited consolidated financial statements, which, in the opinion of management, include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of results for those periods. Our results of operations for the three months ended March 31, 2002 may not be indicative of our results for all of 2002 or any future period.

	As of or for the
	three months ended
	March 31,		As of or for the year ended December 31,

	2002	2001	2001	2000	1999	1998	1997

	(Dollars in thousands, except per share data)

Balance sheet data

Total assets	$6,739,375	$4,672,823	$5,888,194	$4,260,857	$3,374,571	$2,481,176	$1,555,799

Loans, net and mortgage loans held for sale	2,956,014	2,250,775	2,843,657	2,208,300	1,871,742	1,361,297	784,795

Deposits	3,377,810	2,708,666	3,233,912	2,636,695	2,247,865	1,690,529	1,043,405

Stockholders’ equity	394,197	306,213	387,909	250,618	223,819	154,282	102,235

Book value per common share(1)	$3.43	$2.85	$3.33	$2.73	$2.27	$1.96	$1.61

Income statement data

Net income	$17,892	$13,740	$62,155	$44,588	$37,124	$28,695	$22,904

Net income attributable to common stockholders	14,565	12,291	51,891	38,789	32,817	27,604	22,904
Earnings per common share

Basic(1)	$0.23	$0.20	$0.83	$0.62	$0.52	$0.44	$0.36

Diluted(1)	0.23	0.20	0.83	0.62	0.52	0.44	0.36

Cash dividends declared per common share(1)	0.05	0.04	0.17	0.13	0.11	0.08	0.06

Performance ratios

Return on average assets(2)	1.13%	1.23%	1.22%	1.17%	1.27%	1.42%	1.61%

Return on average common stockholders’ equity(2)	27.67	28.26	27.49	24.75	24.57	24.42	24.71

Efficiency ratio	39.72	43.07	41.97	47.14	47.18	49.31	53.82

Operating expenses to total end-of- period assets	0.99	1.22	1.02	1.25	1.59	1.68	2.25

Net interest margin	2.14	2.51	2.37	2.50	3.29	3.74	4.09

Capital ratios

Total capital to risk-weighted assets	11.90%	13.00%	12.65%	11.73%	13.22%	11.74%	12.80%

Tier I capital to risk-weighted assets	10.90	11.93	11.64	10.65	12.12	10.61	11.69

Tier I capital to total average assets	6.19	6.98	7.17	6.02	6.68	6.37	6.56

Average tangible equity to average assets	6.19	6.23	6.29	6.21	6.46	6.35	6.53

	As of or for the
	three months ended
	March 31,		As of or for the year ended December 31,

	2002	2001	2001	2000	1999	1998	1997

Asset quality ratios

Non-performing assets to total assets at the end of the period	0.28%	0.35%	0.29%	0.28%	0.27%	0.45%	0.64%

Non-performing loans to total loans at the end of the period	0.55	0.58	0.49	0.43	0.37	0.57	0.95

Loan loss allowance to total non- performing loans at the end of the period	263.6	237.4	271.8	298.5	344.8	203.0	173.6

Net charge-offs to average loans outstanding	0.19	0.24	0.23	0.19	0.35	0.32	0.22

(1)	Adjusted to reflect the three-for-two stock split in the form of a stock dividend on our common stock declared on June 17, 2002 and distributed on July 10, 2002.

(2)	The return on average assets is computed by dividing net income by average total assets for the period. The return on average common stockholders’ equity is computed by dividing net income less preferred stock dividends by average common stockholders’ equity for the period. Both ratios have been computed using beginning and period-end balances.

Risk factors

You should carefully consider the following information together with the other information incorporated by reference or contained in this prospectus supplement and the accompanying prospectus before deciding to invest in our common stock.

THE ECONOMIC ENVIRONMENT INVOLVES RISKS THAT MAY AFFECT OUR BUSINESS AND THE PRICE OF OUR COMMON STOCK

A prolonged economic downturn or recession would likely result in a reduction of our loan origination activity which would adversely affect our financial results

A period of prolonged general economic downturn or a recession has historically resulted in a reduction in lending activity and an increase in the rate of defaults on commercial loans, consumer loans and residential mortgages. The United States economy was believed to be in a period of recession during much of 2001. It is possible that, after an interval of economic growth, this recession may resume. A continued recession may have a significant adverse impact on our net interest income and fee income. We may also experience larger than previously reported losses on our loan portfolio due to a higher level of defaults on our loan portfolio.

We are subject to the general risks associated with the Puerto Rico economy

Substantially all of the properties and other collateral securing our commercial, real estate mortgage and consumer loans are located in Puerto Rico. These loans may be subject to a greater risk of default if the Puerto Rico economy suffers adverse economic, political or business developments, or if natural disasters affect Puerto Rico. If any such developments or risks adversely affect Puerto Rico, our profitability may decrease.

High levels of volatility in the equity markets in the United States and elsewhere may continue and adversely affect the price of our common stock

Since March 2000, prices for equity securities on securities exchanges in the United States and other countries have generally trended downward and, since August 2001, this trend has been accompanied by a high level of volatility in the averages for major equity indices as well as individual issues. A continuation of this volatility, combined with further declines in prices of equity securities generally, may significantly and adversely affect the price of our common stock.

AN INVESTMENT IN OUR COMMON STOCK INVOLVES RISKS

Dividends will not be paid unless declared by our board of directors

Our board of directors is not obligated or required to declare any monthly dividends. Our board of directors may determine, in its business judgment, that it would be in the best interest of the company to pay a smaller amount of or no dividends for any period even if funds are available.

Applicable laws restrict our ability to pay dividends

Our main sources of liquidity are dividends from Westernbank, interest and dividends on portfolio securities and net proceeds from capital borrowings and offerings of our capital stock. Westernbank may not pay dividends if upon payment it would become undercapitalized under the regulations enforced by the FDIC. Westernbank also could be subject to these dividend restrictions if the FDIC determines that it is in an unsafe or unsound condition or engaging in an unsafe or unsound practice. We are also subject to restrictions generally imposed on Puerto Rico corporations and may be restricted in our ability to pay dividends by minimum capital requirements imposed by the Federal Reserve Board. The Federal Reserve Board issued a policy statement that provides that insured banks and financial holding companies should generally pay dividends only out of current operating earnings.

Risk factors

Provisions of our charter and applicable law may prevent a change of control

Provisions of our certificate of incorporation, as well as United States federal banking law, could make it more difficult for a third party to acquire us even if doing so would provide our stockholders with a “premium” to prevailing market prices or otherwise be beneficial to our stockholders. These provisions in our charter documents include:

†	a staggered board of directors;

†	a provision that prohibits stockholders from calling special meetings of stockholders; and

†	advance notice procedures for nomination of directors and for stockholder proposals.

The loss of a key employee may adversely affect our prospects

We believe that our management team, led by the executive officers identified under “Management” beginning on page S-17 of this prospectus supplement, is one of our most valuable assets and has a very high level of experience, depth and expertise. They are largely responsible for our growth and development to date. The loss of the services of any of these key individuals could adversely affect our business prospects. Most of our executive officers do not have an employment agreement with us.

OUR BUSINESS INVOLVES RISKS

Our performance is subject to interest rate risks

Our results of operations depend to a large extent on the success of Westernbank. Among the risks related to Westernbank are those related to interest rate fluctuations, lending operations and our ability to manage growth. Interest rate fluctuations could adversely affect net interest income if our cost of funds increases faster than our yield on interest-earning assets.

Increases in interest rates may reduce the value of Westernbank’s loans and securities holdings

Increases in interest rates may reduce the value of Westernbank’s financial assets and may have an adverse impact on its earnings and financial condition. Westernbank owns a substantial portfolio of real estate loans, mortgage-backed securities and other debt securities with fixed interest rates. The market value of an obligation with a fixed interest rate generally decreases when prevailing interest rates rise.

Westernbank is subject to default risk in its loan portfolio

Westernbank is subject to the risk of loss from loan defaults and foreclosures with respect to the loans it originates or acquires. Westernbank establishes provisions for loan losses, which lead to reductions in its income from operations, in order to maintain its allowance for future loan losses at a level which is deemed appropriate by its management based upon an assessment of the quality of its loan portfolio in accordance with established procedures and guidelines. Although Westernbank’s management utilizes its best judgment in providing for loan losses, there can be no assurance that management has accurately estimated the level of future loan losses or that Westernbank will not have to increase its provisions for loan losses in the future as a result of future increases in non-performing loans or for other reasons beyond its control. Any such increases in Westernbank’s provisions for loan losses or any loan losses in excess of its provisions for loan losses would have an adverse effect on Westernbank’s future financial condition and results of operations.

Westernbank is exposed to commercial credit risk

In recent years, Westernbank has emphasized commercial lending activities. Commercial lending, including commercial real estate and asset-based lending, unsecured business lending and construction lending, is generally recognized as involving greater credit risk because it is larger in size and more risk is concentrated in a single borrower. In addition, the borrower’s ability to repay a commercial loan or a construction loan depends, in the case of a commercial loan, on the successful operation of the business or the property securing the loan and, in the case of a construction loan, on the successful completion and

Risk factors

sale or operation of the project. The properties or assets securing these loans may also be harder to dispose of in foreclosure. If Westernbank experiences loan losses that are higher than its allowance for loan losses, our profits and financial condition may be adversely affected.

Changes in statutes and regulations, including tax laws and rules, could adversely affect us

Our company, as a Puerto Rico-chartered financial holding company, and our subsidiaries are each subject to extensive federal and local governmental supervision and regulation relating to our banking and insurance business. For example, we benefit from favorable tax treatment under regulations relating to the activities of Westernbank International. In addition, there are laws and regulations that restrict transactions between us and our subsidiaries. Any change in such tax or other regulations, whether by applicable regulators or as a result of legislation subsequently enacted by the Congress of the United States or the applicable local legislatures, could adversely affect our profits and financial condition.

Competition with other financial institutions could adversely affect our profitability

Westernbank faces substantial competition in originating loans and in attracting deposits. The competition in originating loans comes principally from other Puerto Rico, U.S. and foreign banks, mortgage banking companies, consumer finance companies, insurance companies and other institutional lenders and purchasers of loans. A number of institutions with which Westernbank competes may have significantly greater assets, capital and other resources. In addition, certain of Westernbank’s competitors are not subject to the same extensive federal regulation that governs Westernbank’s business. As a result, certain of Westernbank’s competitors may have advantages in conducting certain businesses and providing certain services. Increased competition could require Westernbank to increase its rates offered on deposits or lower the rates charged on loans, which could adversely affect our profitability.

We have experienced significant growth in recent years

We have grown significantly in recent years, and we intend to continue to expand operations and asset size. Our total assets, consisting primarily of loans and investments and mortgage-related securities, have increased 14.5% since December 31, 2001 to $6.7 billion at March 31, 2002. There can be no assurance that we will be able to sustain this rate of growth in the future. In addition, our failure to manage growth effectively could have a material adverse effect on our profitability and on our ability to pay dividends on our common stock.

________________________________________________________________________________
Forward-looking statements

Some information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus constitutes “forward-looking statements.” Such information can be identified by the use of forward-looking terminology such as “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “intend,” “continue” or “believe” or the negatives or other variations of these terms or comparable terminology. The statements in the “Risk factors” sections in this prospectus supplement and accompanying prospectus may constitute cautionary statements identifying important risks and uncertainties with respect to these forward-looking statements that could cause our actual results, performance or achievements to differ materially from those reflected in the forward-looking statements. We also may provide projections, forecasts or estimates of future performance or cash flows. Projections, forecasts and estimates are forward-looking statements and will be based upon a number of assumptions. Actual events are difficult to predict and may be beyond our control. Actual events may differ materially from those assumed. Accordingly, there can be no assurance that any estimated results, projections, forecasts or estimates can be realized or that actual returns or results will not be materially lower than those that may be estimated.

Use of proceeds

The net proceeds to us from the sale of our shares of common stock are estimated to be $85,119,750, after deducting underwriting discounts and commissions and estimated expenses of the offering. We intend to use the net proceeds from this offering primarily to support further growth in the business of Westernbank. We anticipate contributing substantially all of the net proceeds to Westernbank, which will increase its regulatory capital, thereby facilitating its ability to increase deposits and borrowings to fund additional investments in loans and securities.

Price range of common stock and dividend policy

Our common stock was initially offered to the public on December 17, 1985 at $0.18 per share (as adjusted for stock splits and dividends). Since December 5, 2001, our common stock has been listed on the New York Stock Exchange under the symbol “WHI” (before that date it was quoted on the Nasdaq National Market under the symbol “WBPR”). The following table sets forth the high and low closing sale prices for our common stock for the quarters indicated, as adjusted for the three-for-two stock split in the form of a stock dividend on our common stock declared on June 17, 2002 and distributed on July 10, 2002.

Since our initial public offering in 1985, we have consistently paid dividends to our stockholders. We currently pay a cash dividend of $0.01833 per share of common stock per month, or $0.22000 per share per year, in each case adjusted for the three-for-two stock split in the form of a stock dividend on our common stock declared on June 17, 2002 and distributed on July 10, 2002. We currently intend to pay cash dividends on the 15th day of each month to stockholders of record as of the last day of the preceding month. The dividend rate and the continued payment of dividends will depend on a number of factors, including our capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. No assurance can be given that we will continue to pay dividends or that they will not be reduced in the future.

	Price range(1)		Cash dividends
			declared
	High	Low	per share(1)(2)

2000

First Quarter	$ 7.46	$5.17	$0.03333

Second Quarter	7.08	5.50	0.03333

Third Quarter	6.92	5.33	0.03333

Fourth Quarter	8.00	5.88	0.03333

2001

First Quarter	$ 8.67	$7.00	$0.04167

Second Quarter	8.67	7.30	0.04167

Third Quarter	11.28	7.99	0.04167

Fourth Quarter	10.89	9.17	0.04167

2002

First Quarter	$12.00	$10.17	$0.05333

Second Quarter	16.13	11.83	0.05333

Third Quarter (through August 20, 2002)	19.16	13.94	0.01833 (3)

(1)	Adjusted to reflect the three-for-two stock split in the form of a stock dividend on our common stock declared on June 17, 2002 and distributed on July 10, 2002.
(2)	Dividend amounts in the table reflect the aggregate quarterly dividend payout. Since March 2000, we have paid dividends on a monthly basis. Dividend amounts in the table are rounded.
(3)	Concurrently with the distribution of the common stock dividend referred to in note (1), we increased the annual dividend payment amount from $0.21 to $0.22 per share of common stock.

On August 20, 2002, the last reported sale price of our common stock on the New York Stock Exchange was $17.71. As of June 30, 2002, there were approximately 627 holders of record of our common stock (including holders who are nominees for an undetermined number of beneficial owners).

Capitalization

The following table shows our unaudited indebtedness and capitalization as of March 31, 2002 on an actual basis and as adjusted to give effect to the issuance of the shares of common stock offered by this prospectus supplement less the underwriting discounts and commissions and the estimated offering expenses of $250,000. The table also assumes that the underwriters do not exercise their over-allotment option. In addition to the indebtedness reflected below, we had deposit liabilities of $3.4 billion as of March 31, 2002. This table should be read together with our unaudited consolidated financial statements and related notes incorporated by reference into this prospectus supplement and the accompanying prospectus from our Quarterly Report on Form 10-Q for the three months ended March 31, 2002. Common stock outstanding reflects stock splits and dividends, including the three-for-two stock split in the form of a stock dividend on our common stock declared on June 17, 2002 and distributed on July 10, 2002.

	As of March 31, 2002

	Actual	As adjusted

	(Dollars in thousands, except
	share and per share data)

Short-term borrowings	$1,503,598	$1,503,598

Long-term borrowings	$1,397,159	$1,397,159

Stockholders’ equity

Preferred stock, $1.00 par value per share, 20,000,000 shares authorized; 1,219,000 shares of 7.125% Noncumulative Convertible Preferred Stock, Series A, issued and outstanding; 2,001,000 shares of 7.25% Noncumulative Monthly Income Preferred Stock, 1999 Series B, issued and outstanding; 2,208,000 shares of 7.60% Noncumulative Monthly Income Preferred Stock, 2001 Series C, issued and outstanding; and 1,791,999 shares of 7.40% Noncumulative Monthly Income Preferred Stock, 2001 Series D, issued and outstanding	$7,220	$7,220

Common stock, $1.00 par value per share; 300,000,000 shares authorized; 62,250,000 shares issued and outstanding and 67,550,000 shares, as adjusted(1)	62,250	67,550

Paid-in capital	187,628	267,448
Retained earnings

Reserve fund	25,243	25,243

Undivided profits	117,312	117,312

Accumulated other comprehensive (loss)	(5,456)	(5,456)

Total stockholders’ equity	$394,197	$479,317

Common stockholders’ equity per share(1)	$3.43	$4.42

(1)	Adjusted to reflect the three-for-two stock split in the form of a stock dividend on our common stock declared on June 17, 2002 and distributed on July 10, 2002.

Selected consolidated financial and other data

The following table sets forth selected consolidated financial and other data as of and for each of the years in the five-year period ended December 31, 2001 and as of or for the three months ended March 31, 2002 and 2001. The selected consolidated financial and other data with respect to the five-year period ended December 31, 2001 is derived from our audited consolidated financial statements and should be read in conjunction with, and is qualified by reference to, the more detailed information contained in our Annual Reports on Form 10-K. The selected consolidated financial and other data as of or for the three months ended March 31, 2002 and 2001 is derived from our unaudited consolidated financial statements (which, in the opinion of management, include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of results for those periods) and should be read in conjunction with, and is qualified by reference to, the more detailed information in our Quarterly Reports on Form 10-Q for the relevant periods. Our results of operations for the three months ended March 31, 2002 may not be indicative of our results for the year ending December 31, 2002 or any future period. Per share information is adjusted to reflect stock splits and dividends.

	As of or for the
	three months ended
	March 31,		As of or for the year ended December 31,

	2002	2001	2001	2000	1999	1998	1997

	(Dollars in thousands, except per share data)

Balance sheet data

Total assets	$6,739,375	$4,672,823	$5,888,194	$4,260,857	$3,374,571	$2,481,176	$1,555,799

Loans, net and mortgage loans held for sale	2,956,014	2,250,775	2,843,657	2,208,300	1,871,742	1,361,297	784,795

Deposits	3,377,810	2,708,666	3,233,912	2,636,695	2,247,865	1,690,529	1,043,405

Borrowings	2,900,757	1,628,053	2,222,646	1,347,073	878,968	621,325	393,750

Stockholders’ equity	394,197	306,213	387,909	250,618	223,819	154,282	102,235

Book value per common share(1)	$3.43	$2.85	$3.33	$2.73	$2.27	$1.96	$1.61

Income statement data

Total interest income	$88,688	$84,432	$343,335	$290,587	$232,987	$157,446	$113,528

Total interest expense	(51,792)	(55,816)	(218,269)	(192,137)	(130,806)	(84,308)	(57,198)

Net interest income	36,896	28,616	125,066	98,450	102,181	73,138	56,330

Provision for loan losses	(3,624)	(3,000)	(12,278)	(8,700)	(14,000)	(6,000)	(2,700)

Other income	5,601	4,907	18,181	13,868	12,239	10,154	9,979

Operating expenses	(16,754)	(14,214)	(60,310)	(53,216)	(53,816)	(41,705)	(35,012)

Income taxes	(4,227)	(2,569)	(8,504)	(5,814)	(9,480)	(6,892)	(5,693)

Net income	$17,892	$13,740	$62,155	$44,588	$37,124	$28,695	$22,904

Net income attributable to common stockholders	$14,565	$12,291	$51,891	$38,789	$32,817	$27,604	$22,904

Earnings per common share

Basic(1)	$0.23	$0.20	$0.83	$0.62	$0.52	$0.44	$0.36

Diluted(1)	$0.23	$0.20	$0.83	$0.62	$0.52	$0.44	$0.36

Cash dividends declared per common share(1)	0.05	0.04	0.17	0.13	0.11	0.08	0.06

Performance ratios

Return on average assets(2)	1.13%	1.23%	1.22%	1.17%	1.27%	1.42%	1.61%

Return on average common stockholders’ equity(2)	27.67	28.26	27.49	24.75	24.57	24.42	24.71

Efficiency ratio	39.72	43.07	41.97	47.14	47.18	49.31	53.82

Operating expenses to total end- of-period assets	0.99	1.22	1.02	1.25	1.59	1.68	2.25

Net interest margin	2.14	2.51	2.37	2.50	3.29	3.74	4.09

Selected consolidated financial and other data

	As of or for the
	three months ended
	March 31,		As of or for the year ended December 31,

	2002	2001	2001	2000	1999	1998	1997

Capital ratios

Total capital to risk-weighted assets	11.90%	13.00%	12.65%	11.73%	13.22%	11.74%	12.80%

Tier I capital to risk-weighted assets	10.90	11.93	11.64	10.65	12.12	10.61	11.69

Tier I capital to total average assets	6.19	6.98	7.17	6.02	6.68	6.37	6.56

Average tangible equity to average assets	6.19	6.23	6.29	6.21	6.46	6.35	6.53

Asset quality ratios

Non-performing assets to total assets at the end of the period	0.28%	0.35%	0.29%	0.28%	0.27%	0.45%	0.64%

Non-performing loans to total loans at the end of the period	0.55	0.58	0.49	0.43	0.37	0.57	0.95

Loan loss allowance to total non- performing loans at the end of the period	263.6	237.4	271.8	298.5	344.8	203.0	173.6

Net charge-offs to average loans outstanding	0.19	0.24	0.23	0.19	0.35	0.32	0.22

(1)	Adjusted to reflect the three-for-two stock split in the form of a stock dividend on our common stock declared on June 17, 2002 and distributed on July 10, 2002.

(2)	The return on average assets is computed by dividing net income by average total assets for the period. The return on average common stockholders’ equity is computed by dividing net income less preferred stock dividends by average common stockholders’ equity for the period. Both ratios have been computed using beginning and period-end balances.

Management

The following table presents information concerning our directors and executive officers as of August 6, 2002.

Name	Age	Title

Frank C. Stipes, Esq.(1)	47	Chairman of the Board, Chief Executive Officer and President
Freddy Maldonado	51	Vice President of Finance and Investment and Chief Financial Officer
Pedro R. Domínguez	57	Director and First Vice President, Southern Region
Fredeswinda G. Frontera(1) (2)	70	Director
Cornelius Tamboer(1)(2)	60	Director
César A. Ruiz(1)(2)	67	Director and Corporate Secretary
Ricardo Hernández, CPA	43	Vice President and Controller
Andrés Morgado, CPA	43	President, Westernbank Trust Division
William Vidal, Esq.	48	First Vice President, Northern Region
Miguel Vázquez	52	President, Westernbank Business Credit Division
Migdalia Rivera	52	President, Expresso of Westernbank Division
Alfredo Archilla	45	Vice President of Administration and Human Resources

Provided below is a brief description of the principal occupation for at least the past five years of each of our directors and officers. In addition to the descriptions below, each director has been a director of the company since it was organized in 1999.

Frank C. Stipes, Esq., has been Chairman of the Board, Chief Executive Officer and President of the company and previously of Westernbank Puerto Rico since 1992. He served as Executive Vice President from 1988 to 1992 and as General Legal Counsel from 1981 to 1988.

Freddy Maldonado has been Vice President of Finance and Investment and Chief Financial Officer of the company since 1999 and of Westernbank Puerto Rico since March 1992. He served as Executive Vice President of Finance and Investment and Chief Financial Officer at Ponce Federal Bank, F.S.B., from 1978 to 1992. Prior to that, Mr. Maldonado served as supervisory senior accountant at KPMG Peat Marwick LLP.

Pedro R. Domínguez has served as a director of Westernbank Puerto Rico since 1992. He is also First Vice President of the Southern Region.

Fredeswinda G. Frontera is a retired psychologist who has been a director of Westernbank Puerto Rico since 1981. Ms. Frontera is Mr. Stipes’ aunt.

Cornelius Tamboer is the sole proprietor of Industrial Contractor/ Prota Construction, S.E. He has been a director of Westernbank Puerto Rico since 1989.

César A. Ruiz is a retired banker who has been a director of Westernbank Puerto Rico since 1972. In addition, since April 2001, Mr. Ruiz has been our Corporate Secretary.

Ricardo Hernández, CPA, joined the company on March 1, 2000 as Vice President and Controller. He previously served as President and Chief Executive Officer of Hospital Dr. Pila from 1992 to 2000. Prior thereto, he served as a Senior Manager at Deloitte & Touche LLP from 1980 to 1992.

(1)	Member of our Compensation Committee.
(2)	Member of our Audit Committee.

Management

Andrés Morgado, CPA, joined the company on August 21, 2000 as President of the Westernbank Trust Division. He previously served as Executive Vice President of Oriental Financial Group from 1990 to 2000. Prior thereto, he served as Chief Operating Officer and Trust Officer of Commercial Trust Company, Inc. from June 1988 to February 1990; Vice President Investments of Drexel Burnham Lambert Puerto Rico from April 1987 to June 1988; and Tax Manager at Deloitte & Touche LLP from 1979 to 1987.

William Vidal, Esq., joined the company on June 26, 2000 as First Vice President of the Northern Region. He previously had a sole practitioner law firm from 1978 to 2000.

Miguel Vázquez joined the company on June 15, 2001 as President of the Westernbank Business Credit Division. He previously served as President of the Puerto Rico branch of Congress Credit Corporation, when it was a subsidiary of First Union National Bank, N.A., from 1971 to 2001.

Migdalia Rivera joined the company in July 2002 as President of Expresso of Westernbank Division, Westernbank’s newest division. She previously served as President of Commoloco, a subsidiary of American General Financial Group, from April 1968 to June 2002.

Alfredo Archilla joined the company on June 1, 2001 as Vice President of Administration and Human Resources. He previously served as President and General Manager of Star Kist Caribe, Inc. from August 1987 to May 2001. Prior thereto, he served as a Project Engineer at Union Carbide Graphitom from 1981 to 1987.

________________________________________________________________________________
Taxation

This section is not to be construed as a substitute for careful tax planning. Prospective investors are urged to consult their own tax advisers with specific reference to their own tax situations, including the application and effect of other tax laws and any possible changes in the tax laws after the date of this prospectus supplement and the accompanying prospectus.

GENERAL

The following discussion is a summary of the material Puerto Rico and U.S. federal tax considerations that may be relevant to prospective investors in the shares of our common stock. The discussion in connection with the Puerto Rico tax considerations is based on the current provisions of the Puerto Rico Internal Revenue Code of 1994, as amended (the “Puerto Rico Code”), and the regulations promulgated or applicable thereunder (the “Puerto Rico Code Regulations”), the Puerto Rico Municipal Property Tax Act of 1991, as amended (the “MPTA”), and the regulations promulgated thereunder, and the Municipal License Tax Act, as amended (the “MLTA”), and the regulations promulgated thereunder. The U.S. federal tax discussion is based on the current provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder.

The statements that follow are based on the existing provisions of such statutes and regulations, including existing and proposed regulations of the U.S. Department of the Treasury (“U.S. Treasury Regulations”), judicial decisions and administrative pronouncements, all of which are subject to change (even with retroactive effect). The statements herein with respect to Puerto Rico taxation and taxation of Puerto Rico investors have been opined on by José Luis Vilá Pérez, Esq., counsel to the company. The statements made herein with respect to United States taxation have been opined on by Hogan & Hartson L.L.P., special counsel to the company. A prospective investor should be aware that an opinion of counsel represents only such counsel’s best legal judgment and that it is not binding on the Treasury Department of Puerto Rico (the “Treasury Department”), the Municipal Revenue Collection Center, any other agency or municipality of the Commonwealth of Puerto Rico, the United States Internal Revenue Service (the “IRS”) or the courts. Accordingly, there can be no assurance that the opinions set forth herein, if challenged, would be sustained.

The discussion that follows assumes that investors in the common stock will be (1) individuals who are bona fide residents of Puerto Rico during the entire taxable year for purposes of Section 933 of the Code (the “Puerto Rico Individuals”), (2) corporations and partnerships organized under the laws of the Commonwealth of Puerto Rico or a jurisdiction other than the United States, a State of the United States or the District of Columbia that are engaged in a trade or business in Puerto Rico during the taxable year, excluding corporations and partnerships having in effect an election and qualifying as corporations or individuals or special partnerships under the Puerto Rico Code or subject to any other special tax regime under the Puerto Rico Code or the Code (the “Puerto Rico Persons,” and jointly with the Puerto Rico Individuals, the “Puerto Rico Investors”) or (3) individuals who are citizens or residents of the United States (other than Puerto Rican Individuals), corporations organized under the laws of the United States, any state thereof or the District of Columbia, estates, the income of which is subject to United States federal income taxations regardless of their source, or trusts if courts within the United States are able to exercise primary supervision over their administration and one or more United States persons have authority to control all substantial decisions of the trusts (the “U.S. Holders”). This discussion addresses only common stock held by initial purchasers as a capital asset within the meaning of Section 1221 of the Code and does not purport to deal with all aspects of Puerto Rico and U.S. federal taxation that may be relevant to Puerto Rico or U.S. Investors or U.S. Holders, including investors subject to special treatment under the Puerto Rico Code or the Code (for example banks, insurance companies or tax-exempt organizations) or who own, actually or constructively, 10% or more of the company’s voting stock. Unless otherwise noted, the references in this discussion to Puerto Rico regular income tax refer to the graduated tax rates up to a maximum of 33% or 39% generally imposed by the Puerto Rico Code upon individuals or corporations and partnerships, respectively, and exclude the alternative minimum tax imposed by the Puerto Rico Code.

Taxation

PUERTO RICO TAXATION

Income taxes

Distributions on the common stock

Distributions by the company with respect to the common stock will be treated as dividends for Puerto Rico income tax purposes and will be taxable in the manner described below to the extent the company has either current or accumulated earnings and profits for purposes of the Puerto Rico Code at the end of the taxable year of the company during which the distributions are made and that are equal to or exceed such distributions. To the extent that the amount of the distributions made on the common stock exceed the company’s current and accumulated earnings and profits, such excess will be treated as a non-taxable return of capital (rather than as a dividend) and will be applied against and reduce the adjusted basis of the common stock in the hands of the holder. The amount of any such distribution that exceeds the adjusted basis of the common stock in the hands of the holder will be treated as a gain from the sale or exchange of such stock, taxable in the manner described below.

Puerto Rico Individuals

Dividend distributions made by the company on the common stock to Puerto Rico Individuals will be subject to a 10% Puerto Rico income tax (the “10% Puerto Rico Tax”). The 10% Puerto Rico Tax must be withheld at source by the company and deposited with the Treasury Department from each dividend distribution. The Puerto Rico Individuals may elect not to be subject to the 10% Puerto Rico Tax and, therefore, not subject to the described withholding at source (the “Election”). However, if the Election is made, the dividend distributions to such individuals will be subject to the regular income tax imposed by the Puerto Rico Code to such individuals.

For the Election to be effective during a taxable year, the company must be notified in writing prior to the first distribution made by the company during such taxable year. The Election can be made on a yearly basis, and it must include (1) the name and address of the electing Puerto Rico Individual, (2) his or her taxpayer identification number, (3) a statement authorizing the company to abstain from withholding the 10% Puerto Rico Tax, (4) the name of the withholding agent, (5) the date of the distribution(s) with respect to which the election is made, (6) the date on which the election is made and (7) the signature of the Puerto Rico Individual. Once an Election is made, such election is final with respect to all distributions during such taxable year to the electing stockholder.

Absent an Election, the company will withhold the 10% Puerto Rico Tax on dividend distributions on the common stock made to Puerto Rico Individuals. Upon filing his or her Puerto Rico income tax return, a Puerto Rico Individual who did not make an Election will have the option to include the dividends as ordinary income subject to the regular income tax imposed by the Puerto Rico Code on such individual. If such option to include the dividends as ordinary income is made, the 10% Puerto Rico Tax withheld by the company will be allowed as a credit against the Puerto Rico Individual’s Puerto Rico income tax liability for the particular taxable year.

Puerto Rico Persons

Puerto Rico Persons receiving dividend distributions from the company on the common stock may deduct 85% of such dividends received during the taxable year (the “Dividend Received Deduction”). The Dividend Received Deduction may not exceed 85% of a Puerto Rico Person’s net taxable income for such taxable year. The remaining 15% of such dividends will be subject to the regular income tax and the alternative minimum tax applicable to Puerto Rico Persons under the Puerto Rico Code. Based on the applicable maximum Puerto Rico regular corporate income tax rate of 39%, the maximum effective income tax rate on such dividends to Puerto Rico Persons will be 5.85% after accounting for the Dividend Received Deduction.

Taxation

Gain from the sale, exchange or other disposition of the common stock

Gains from the sale, exchange or other disposition of shares of the common stock (1) which have been held by Puerto Rico Individuals or Puerto Rico Persons for more than six months, (2) which constituted capital assets in the hands of such investors and (3) which, in the case of Puerto Rico Persons that are not organized in Puerto Rico, constitute Puerto Rico income effectively connected with such person’s Puerto Rico trade or business, are subject to a maximum 10% Puerto Rico capital gains tax or 12.5% Puerto Rico alternative capital gains tax, respectively. Losses from the sale, exchange or other disposition of shares of the common stock which constituted capital assets in the hands of investors are deductible only to the extent of gains from the sale, exchange or other disposition of capital assets, except that Puerto Rico Individuals may deduct up to $1,000 of such losses from ordinary income.

United States citizens not residents of Puerto Rico

Dividends paid with respect to the common stock to a United States citizen who is not a resident of Puerto Rico will be subject to a 10% withholding tax on the amount of the dividend. Such individuals may elect to file an income tax return with the Secretary of the Treasury of Puerto Rico and include the dividends as ordinary income and pay income tax thereon at normal rates. Generally, United States citizens not resident of Puerto Rico are subject to income taxation under the same rules as Puerto Rico Individuals, but only with respect to income from sources within Puerto Rico.

Foreign corporations (including United States corporations)

A foreign corporation that is not engaged in a trade or business in Puerto Rico will be subject to a 10% withholding tax on dividends received on the common stock.

Gain from the sale, exchange or other disposition of the common stock by United States citizens not residents of Puerto Rico

A United States citizen who is not a resident of Puerto Rico will not be subject to income tax on the sale or exchange of common stock if the gain resulting therefrom does not constitute income from sources within Puerto Rico. Generally, gain on the sale or exchange of common stock will be considered to be income from sources outside Puerto Rico if all rights, title and interest in or to the common stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the common stock are made to an office of a paying or exchange agent located outside Puerto Rico. If the gain resulting from any such sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 10% of any payment made with respect to such sale or exchange will be withheld at the source.

Gain from the sale, exchange or other disposition of the common stock by foreign corporations (including United States corporations)

As a general rule, a foreign corporation that is not engaged in a trade or business in Puerto Rico will be subject to a corporate income tax rate of 29% on any capital gain realized on the sale or exchange of common stock if such gain is from sources within Puerto Rico. An amount equal to 25% of any payment made with respect to such sale or exchange will be withheld at the source. No income tax will apply if the sale or exchange of common stock produces income from sources outside Puerto Rico.

Municipal license taxes

Distributions by the company to Puerto Rico Persons will be subject to a municipal license tax of up to 1.5% in the case of investors engaged in a financial business, and of up to 0.5% in the case of investors engaged in a non-financial business. Puerto Rico Individuals will not be subject to municipal license tax on distributions by the company.

Property taxes

Under the provisions of the MPTA, shares of the common stock are exempt from Puerto Rico personal property taxes in the hands of Puerto Rico Investors.

Taxation

Estate and gift taxes

Since the company is a corporation organized under the laws of the Commonwealth of Puerto Rico, the shares of the common stock constitute property located within Puerto Rico for Puerto Rico estate and gift tax purposes.

The shares of the common stock will not be subject to Puerto Rico estate taxes if held by a Puerto Rico Individual who acquired his or her United States citizenship solely because of birth or residence in Puerto Rico and was a resident of Puerto Rico at the time of death. The estate of any other citizen of the United States shall be subject to estate taxes in an amount equal to the maximum foreign tax credit allowed under the United States Internal Revenue Code with respect to the common stock.

Puerto Rico Individuals who are resident of Puerto Rico at the time a gift of the common stock was made shall not be subject to Puerto Rico gift taxes. Any other citizen of the United States shall be subject to Puerto Rico gift taxes based on the market value of the common stock at the time the gift was made at rates ranging from 18% to 50%.

UNITED STATES TAXATION

Income taxes

Source of dividend distributions

The following discussion regarding the U.S. federal income taxation of dividend distributions made by the company on the common stock assumes that such dividends constitute Puerto Rico source income for purposes of the Code. Distributions on the common stock will generally be treated as dividends to the extent such distributions do not exceed the company’s current and accumulated earnings and profits.

Generally, dividend distributions made by a corporation organized under the laws of the Commonwealth of Puerto Rico, such as the company, are considered to be entirely from sources within Puerto Rico for purposes of the Code, unless 25% or more of the Puerto Rico corporation’s gross income for the three taxable years preceding the taxable year of declaration of the dividends (the “3-Year Statutory Period”) is effectively connected (or, subject to certain exceptions, treated as effectively connected) with the conduct of a trade or business within the United States (“ECI-US”). If 25% or more of the Puerto Rico corporation’s gross income for the 3-Year Statutory Period is ECI-US, then the dividend distributions will constitute income from sources within the United States in the same ratio as the Puerto Rico corporation’s ECI-US for the 3-Year Statutory Period bears to its total gross income for such period. The company has represented that it was not engaged in the conduct of a trade or business within the United States and did not derive income treated as ECI-US during the three taxable years immediately preceding the date of this prospectus supplement. Dividends paid by the company in future years will be income from sources within Puerto Rico, provided that less than 25% of its gross income for the applicable 3-Year Statutory Period is ECI-US.

Puerto Rico Individuals

Subject to the application of the “passive foreign investment company” rules discussed below, the Puerto Rico Individuals are not subject to U.S. federal income tax on income from sources within Puerto Rico. Accordingly, so long as the dividend distributions made by the company on the shares of the common stock constitute income from sources within Puerto Rico under the provisions of the Code summarized above, Puerto Rico Individuals will not be subject to U.S. federal income tax on such dividends. Generally, such individuals will not be allowed a U.S. tax deduction from, or U.S. tax credit against, gross income for any amount allocable or chargeable to dividends received from the company that are exempt from U.S. federal income tax.

Taxation

Puerto Rico Persons, Foreign Corporate Investors and Partnership Investors

Under the Code, foreign corporations not engaged in a U.S. trade or business are not subject to U.S. federal income tax on amounts derived from sources outside the United States. Puerto Rico Persons that are corporations or business entities treated as corporations under the Code, including those that have elected to be so treated (the “Foreign Corporate Investors”), will be treated as foreign corporations under the Code. So long as dividend distributions made by the company on the common stock have a Puerto Rico source rather than a U.S. source under the rules discussed above, Foreign Corporate Investors not engaged in a U.S. trade or business will not be subject to U.S. federal income tax on dividends received from the company. However, such dividend distributions made to a Foreign Corporate Investor engaged in a U.S. trade or business will be subject to U.S. federal income tax if such dividends are effectively connected with its U.S. trade or business.

Under the Code, partnerships and entities treated as such under Treasury Regulation Section 301.7701-1 are not subject to U.S. federal income tax, and their income is allocated to their partners. Accordingly, for U.S. federal income tax purposes, dividend distributions made by the company on the common stock to Puerto Rico Persons which are, or have elected to be, treated as partnerships under the Code (the “Partnership Investors”), will be allocated to the partners of such Partnership Investors. In the event that any of the partners of the Partnership Investors are Puerto Rico Individuals, the Puerto Rico source dividend distributions made by the company on the common stock that are allocated to such Puerto Rico Individuals will generally be subject to the U.S. federal income tax treatment applicable to such individuals, discussed above. Additionally, if any of such partners are Foreign Corporate Investors, such dividend distributions made by the company on the common stock that are allocated to such investors will generally be subject to the U.S. federal income tax treatment applicable to them, discussed above.

U.S. Holders

Subject to the passive foreign investment company (“PFIC”) rules discussed below, dividend distributions by the company on the common stock, including the amount of any Puerto Rico taxes withheld on the dividends, will be includable in the gross income of a U.S. Holder, other than a Puerto Rico Individual, as foreign source gross income. The amount received as a dividend is ordinary income that a U.S. Holder must include in income when received, actually or constructively. These dividends will not be eligible for the dividends received deduction generally allowed to U.S. Holders that are corporations. To the extent, if any, that the amount of any distribution by the company exceeds its current and accumulated earnings and profits as determined for United States federal income tax purposes, the excess will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the common stock and thereafter as capital gain, which capital gain will be treated as long-term capital gain if the U.S. Holder has held the common stock for more than one year.

Subject to certain conditions and limitations contained in the Code, the Puerto Rico income tax imposed on dividends distributed by the company in accordance with Puerto Rico law will be eligible for a deduction or a credit against the U.S. Holder’s United States federal income tax liability. For purposes of calculating a U.S. Holder’s United States foreign tax credit limitation, dividends distributed by the company will generally constitute foreign source “passive income” or foreign source “financial services income,” which is treated separately from other types of income for purposes of these rules. Under a special rule, certain types of foreign source income, including certain dividends, derived by United States persons from a United States-owned foreign corporation (a “USOFC”), as defined in Section 904(g)(6) of the Code, are recharacterized as United States source income for purposes of the foreign tax credit limitation rules. A foreign corporation, including a Puerto Rican corporation, will be considered a USOFC if United States persons (as defined in Section 7701(a)(30) of the Code) own 50% or more of the total voting power or value of the stock of the foreign corporation. Dividends received from a USOFC are considered United States source dividends to the extent such dividends are paid from the USOFC’s United States source earnings and profits determined under Section 904(g)(4) of the Code, unless less than 10% of the USOFC’s earnings and profits for the taxable year is attributable to sources within the United

Taxation

States. The company is currently a USOFC, and therefore dividends paid by it to a U.S. Holder will be recharacterized as United States source income for purposes of calculating the U.S. Holder’s foreign tax credit limitation, as determined under Section 904(g)(4) of the Code, to the extent that such dividends are paid out of the company’s United States source earnings and profits and provided 10% or more of the company’s earnings and profits for the year of the dividend is attributable to sources within the United States. Although there can be no certainty, the company believes that 10% or more of its earnings and profits for the current taxable year will be from United States sources. In that event, a portion of the dividend will not constitute foreign source income for purposes of calculating a U.S. Holder’s United States foreign tax credit limitation. The company will provide the information necessary to determine the source of its dividends.

Gain from the sale, exchange or other disposition of the common stock

Gain, if any, from the sale, exchange or other disposition of shares of the common stock by a Puerto Rico Individual with a tax home in Puerto Rico is generally treated as Puerto Rico source income not subject to U.S. federal income tax, if the Puerto Rico Individual pays Puerto Rico income tax at an effective rate of at least 10% on such gain (the “10% Tax”). Because such gain (if long-term) is generally subject to tax by Puerto Rico at a 10% capital gains rate applicable to Puerto Rico Individuals under the Puerto Rico Code, it will generally be treated as Puerto Rico source income not subject to U.S. federal income tax to such investors. Moreover, a Puerto Rico Individual who is not subject to the 10% Tax on any such gain may nevertheless treat the gain as Puerto Rico source income not subject to U.S. federal income tax if the requirements of Notice 89-40 are met. Notice 89-40 was issued by the IRS pursuant to a provision of Section 865(j)(3) of the Code that authorizes the Secretary of the Treasury to issue regulations making the 10% Tax requirement inapplicable to Puerto Rico Individuals. In Notice 89-40, the IRS announced that regulations would be issued that would provide that gain from the sale of stock by Puerto Rico Individuals would be Puerto Rico source income, and therefore, exempt from U.S. taxation, whether or not the individual paid the 10% Tax on the gain to Puerto Rico. Therefore, unless contrary authority is issued, Puerto Rico Individuals may treat the gain from the sale, exchange or other disposition of shares of the common stock as Puerto Rico source income, regardless of whether the 10% Tax is paid on such gain.

Foreign Corporate Investors will be subject to U.S. federal income tax on any gain from the sale, exchange or other disposition of shares of the common stock only if the gain is effectively connected to a U.S. trade or business carried on by such Foreign Corporate Investors.

Partners of a Partnership Investor generally will be subject to the same U.S. federal income tax upon gain, if any, from the sale, exchange or other disposition of shares of the common stock held by such Partnership Investor as would apply if they held such shares directly. Thus, except as discussed below with respect to passive foreign investment companies, Puerto Rico Individuals who are partners in a Partnership Investor should not be subject to U.S. federal income tax upon such gain. Partners who are Foreign Corporate Investors will not be subject to U.S. federal income tax upon such gain so long as the gain is not effectively connected to a U.S. trade or business conducted by such Foreign Corporate Investors. However, pursuant to the provisions of the Code, Foreign Corporate Investors that are partners in a partnership engaged in a U.S. trade or business will also be deemed to be engaged in a U.S. trade or business; thus, the U.S. federal income tax treatment of such partners may differ from the treatment stated above. Accordingly, such prospective investors should consult their own tax advisers concerning the potential U.S. tax consequences of investing in the common stock.

Subject to the PFIC rules discussed below, and certain other rules applicable to U.S. shareholders of foreign corporations, a U.S. Holder will generally recognize capital gain or loss on the sale or other disposition of the common stock in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in the common stock and the amount realized on the sale or other disposition. Such gain will be treated as long-term capital gain if the U.S. Holder has held the common stock for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other disposition of the common stock generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Taxation

Passive foreign investment company status

The Code provides special rules regarding certain distributions received by U.S. Holders and with respect to, and sales and other dispositions (including pledges) by U.S. Holders of, stock of a “passive foreign investment company” (“PFIC”). A foreign corporation for U.S. federal income tax purposes will be treated as a PFIC if 75% or more of its gross income is “passive income” or if the average percentage of its assets (by value) that produce, or are held for the production of, “passive income” is at least 50%. For these purposes, the company is a foreign corporation and for purposes of determining whether it is a PFIC it is treated as owning the assets and receiving the income of any corporation in which it owns at least 25% (by value) of its stock. Pursuant to Section 1297(b)(2) of the Code and proposed U.S. Treasury Regulations issued by the IRS, “passive income” generally does not include income derived in the active conduct of a banking business by a foreign bank. Furthermore, pursuant to Proposed Code Regulation Section 1.1291-1(f), Puerto Rico Individuals who have been entitled to the benefits of Code Section 933 for all taxable years during which they have held stock of a PFIC would not be subject to U.S. federal income tax on any portion of the amount they would have otherwise been required to include in gross income under the PFIC rules.

The company has determined that it was not a PFIC for the taxable year ended December 31, 2001, and it does not expect that it would meet the criteria to be considered a PFIC in the foreseeable future. If, contrary to the company’s expectations, the common stock were considered to be shares of a PFIC for any fiscal year, a U.S. Holder would generally be subject to special rules, regardless of whether the company remains a PFIC, with respect to any (1) “excess distribution” by the company to the U.S. Holder and (2) gain realized on the sale, pledge or other direct or indirect disposition of common stock. An “excess distribution” is generally any distribution received by the U.S. Holder on the common stock in a taxable year that is greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding years, or the U.S. Holder’s holding period for the common stock if shorter. Under these rules, (1) the excess distribution or gain would be allocated ratably over the U.S. Holder’s holding period for the common stock, (2) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the company is a PFIC would be taxed as ordinary income, and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax attributable to each such year.

Information reporting and backup withholding

Certain noncorporate U.S. Holders generally will be subject to information reporting requirements on IRS Form 1099 and may be subject to backup withholding on dividends paid on or the proceeds of a sale or exchange of common stock effected at a U.S. office of a broker or at an office of a broker who is a United States payor, as such term is defined in U.S. Treasury Regulations. Generally, backup withholding applies only when the taxpayer fails to furnish or certify a proper taxpayer identification number or when the taxpayer is notified by the IRS that the taxpayer has failed to report payments of interest and dividends properly.

Generally, a Puerto Rico Individual will not be subject to information reporting requirements or backup withholding on such payments provided that the payor or broker reasonably believes on the basis of documentary or other evidence provided by the recipient that the recipient is a bona fide resident of Puerto Rico during the entire taxable year in which the payment is received. U.S. Holders and Puerto Rico Individuals should consult their own tax advisors regarding their qualification for exemption from backup withholding and procedures for obtaining any applicable exemption.

Any amounts withheld under the backup withholding rules from a payment to a taxpayer will be allowed as a refund or credit against the taxpayer’s United States federal income tax liability, provided that the required information is furnished to the IRS.

Underwriting

We and the underwriters for this offering named below have entered into an underwriting agreement concerning the shares of our common stock being offered. Subject to certain conditions, each underwriter listed below has severally agreed to purchase the number of shares of our common stock indicated in the following table.

Number of
Underwriters	shares

UBS Warburg LLC	2,612,500

Brean Murray & Co., Inc.	1,425,000

Keefe, Bruyette & Woods, Inc.	712,500

Legg Mason Wood Walker, Incorporated	50,000

SunTrust Capital Markets, Inc.	50,000

Morgan Keegan & Company, Inc.	50,000

Putnam Lovell Securities Inc.	50,000

Sandler O’Neill & Partners, L.P.	50,000

Fox-Pitt, Kelton Inc.	50,000

Janney Montgomery Scott LLC	50,000

Wachovia Securities, Inc.	50,000

A.G. Edwards & Sons, Inc.	50,000

Raymond James & Associates, Inc.	50,000

Ryan, Beck & Co., LLC	50,000

Total	5,300,000

If the underwriters sell more shares of our common stock than the total number set forth in the table above, the underwriters have a 30-day option to buy up to an additional 795,000 shares of common stock from us at the public offering price less underwriting discounts and commissions to cover these sales. If any shares of our common stock are purchased under this option, the underwriters will severally purchase shares of our common stock in approximately the same proportion as set forth in the table above.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us:

	No exercise of	Full exercise of
	over-allotment	over-allotment
	option	option

Per share	$0.8925	$0.8925

Total	$4,730,250	$5,439,788

We estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be about $250,000.

Shares of our common stock sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares of our common stock sold by the underwriters to securities dealers may be sold at a discount of up to $0.54 per share from the public offering price. Any of these securities dealers may resell any shares of our common stock purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the public offering price. If all of the shares of our common stock are not sold at the public offering price, the underwriters may change the offering price and the other selling terms.

We and each of our senior executive officers and directors have agreed with the underwriters not to sell, offer to sell, contract to sell, hypothecate, grant any option to purchase or otherwise dispose of, directly or indirectly, contract to sell, or file (or participate in the filing of) a registration statement with the SEC in

Underwriting

respect of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, or warrants or other rights to purchase shares of our common stock from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, without the prior written consent of UBS Warburg LLC. These limitations shall not apply to the registration of or sale to the underwriters of our common stock offered pursuant to this prospectus supplement and the underwriting agreement and, in certain cases, bona fide gifts or dispositions to trusts for the benefit of an executive officer or director, and in the case of certain other limited exceptions.

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include stabilizing transactions, short sales and purchases to cover positions created by short sales. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Short sales involve the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in this offering. Short sales may be either “covered short sales” or “naked short sales.” Covered short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares of our common stock in the open market. In determining the source of shares of our common stock to close out the covered short position, the underwriters will consider, among other things, the price of shares of our common stock available for purchase in the open market as compared to the price at which they may purchase shares of common stock through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of our common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the other underwriters have repurchased shares of our common stock sold by or for the account of that underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the New York Stock Exchange or otherwise.

The underwriters and their affiliates have engaged in transactions with, and have performed services for, us, including investment banking and commercial banking services, for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of their business.

We have agreed to indemnify the several underwriters against some liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect thereof.

Legal matters

The validity of the common stock offered hereby will be passed upon for us by Biaggi & Biaggi, Mayagüez, Puerto Rico, and for the underwriters by Sullivan & Cromwell, New York, New York. Sullivan & Cromwell will rely as to all matters of the General Corporations Law of 1995 of the Commonwealth of Puerto Rico upon the opinion of Biaggi & Biaggi. Certain matters, including United States federal income tax matters described herein under “United States Taxation,” will be passed on for the company by Hogan & Hartson L.L.P., Washington, D.C. Puerto Rico income tax matters described herein under “Puerto Rico Taxation” will be passed upon for the company by José Luis Vilá Pérez, Esq., San Juan, Puerto Rico, tax counsel to the company.

Experts

The consolidated financial statements incorporated in this prospectus supplement and the accompanying prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS	August 5, 2002

$150,000,000
Common Stock
($1.00 par value per share)
Preferred Stock
($1.00 par value per share)

We may offer and sell from time to time in one or more offerings common stock, $1.00 par value per share, and one or more series of preferred stock, $1.00 par value per share, separately or together, with an aggregate offering price of up to $150,000,000 in amounts, at prices and on terms determined at the time of offering.

This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide you with a prospectus supplement and, if necessary, a pricing supplement, that will describe the specific amounts, prices and terms of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus.

You should carefully read this prospectus and any applicable prospectus supplement together with the information described under “Additional information” and “Incorporation by reference” in this prospectus before you decide to invest. This prospectus may not be used to consummate sales of the offered securities unless it is accompanied by a prospectus supplement describing the method and terms of the offering of the securities.

Investing in our securities involves risks. You should carefully consider the “Risk factors” beginning on page 1 of this prospectus.

Our common stock is listed on the New York Stock Exchange under the symbol “WHI”.

None of the Securities and Exchange Commission, any Commonwealth of Puerto Rico securities or financial institutions commission or any other United States federal or state securities or banking agency has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts or deposits and are neither insured nor guaranteed by us or by the U.S. Government, the Federal Deposit Insurance Corporation or any other governmental agency.

________________________________________________________________________________

Prospective investors may rely only on the information specifically incorporated by reference or contained in this prospectus or any applicable prospectus supplement. Neither W Holding nor the underwriters referred to in “Plan of distribution” in this prospectus or any prospectus supplement have authorized anyone to provide prospective investors with information different from that incorporated by reference or contained in this prospectus or any applicable prospectus supplement. This prospectus and any applicable prospectus supplement are not offers to sell nor are they seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus and any applicable prospectus supplement is complete and correct only as of the date on the front cover of such documents, regardless of the time of the delivery of such documents or the date of any sale of these securities. In this prospectus, “W Holding,” the “company,” “we,” “us,” and “our” refer to W Holding Company, Inc. and “securities” refer to our common stock and preferred stock, separately or together.

TABLE OF CONTENTS

Risk factors	1

About this prospectus	3

Additional information	3

Incorporation by reference	4

Forward-looking statements	5

The company	5

Consolidated ratios of earnings to fixed charges and preferred stock dividends	6

Use of proceeds	7

Description of capital stock	7

Plan of distribution	9

Legal matters	11

Experts	11

Risk factors

You should carefully consider the following information together with the other information incorporated by reference or contained in this prospectus and any prospectus supplement before deciding to invest in our securities.

THE ECONOMIC ENVIRONMENT INVOLVES RISKS THAT MAY AFFECT OUR BUSINESS AND THE PRICE OF OUR SECURITIES

A prolonged economic downturn or recession would likely result in a reduction of our loan origination activity which would adversely affect our financial results

A period of prolonged general economic downturn or a recession has historically resulted in a reduction in lending activity and an increase in the rate of defaults in commercial loans, residential mortgages and consumer loans. The United States economy was believed to be in a period of recession during much of 2001. It is possible that, after an interval of economic growth, this recession may resume. A continued recession may have a significant adverse impact on our net interest income and fee income. We may also experience larger than previously reported losses on our loan portfolio due to a higher level of defaults on our loan portfolio.

We are subject to the general risks associated with the Puerto Rico economy

Substantially all of the properties and other collateral securing our commercial, real estate mortgage and consumer loans are located in Puerto Rico. These loans may be subject to a greater risk of default if the Puerto Rico economy suffers adverse economic, political or business developments, or if natural disasters affect Puerto Rico. If any such developments or risks adversely affect Puerto Rico, our profitability may decrease.

High levels of volatility in the equity markets in the United States and elsewhere may continue and adversely affect the prices of our securities

Since March 2000, prices for equity securities on securities exchanges in the United States and other countries have generally trended downward, and since August 2001, this trend has been accompanied by a high level of volatility in the averages for major equity indices as well as individual issues. A continuation of this volatility, combined with further declines in prices of equity securities generally, may significantly and adversely affect the prices for our securities.

AN INVESTMENT IN OUR SECURITIES INVOLVES RISKS

Dividends will not be paid unless declared by our board of directors

Our board of directors is not obligated or required to declare any monthly dividends. Our board of directors may determine, in its business judgment, that it would be in the best interest of the company to pay less than the full amount of or no dividends for any period even if funds are available.

Missed dividends in preferred stock we may issue never have to be paid

We may issue non-cumulative preferred stock, which means missed dividends may never have to be paid. If our board of directors does not declare a dividend on our preferred stock for any dividend period, then those dividends never have to be paid.

Applicable laws restrict our ability to pay dividends

Our main sources of liquidity are dividends from Westernbank, interest and dividends on portfolio securities and net proceeds from capital borrowings and offerings of our capital stock. Westernbank may not pay dividends if upon payment it would become undercapitalized under the regulations enforced by the FDIC. Westernbank also could be subject to these dividend restrictions if the FDIC determines that it is in an unsafe or unsound condition or engaging in an unsafe or unsound practice. We are also subject to restrictions generally imposed on Puerto Rico corporations and may be restricted in our ability to pay dividends by minimum capital requirements imposed by the Federal Reserve Board. The Federal Reserve

Risk factors

Board issued a policy statement that provides that insured banks and financial holding companies should generally pay dividends only out of current operating earnings.

A liquid market may not develop for preferred stock we may issue

A new series of preferred stock offered pursuant to a supplement to this prospectus will be a new issue and therefore no established public market will exist for such securities. An active or any trading market may not develop or be maintained. Even if such series of preferred stock is listed, the trading market may lack liquidity. Also, we cannot predict at what price our preferred stock will trade.

Provisions of our charter and applicable law may prevent a change of control

Provisions of our certificate of incorporation, as well as United States federal banking law, could make it more difficult for a third party to acquire us even if doing so would provide our stockholders with a “premium” to prevailing market prices or otherwise be beneficial to our stockholders. These provisions in our charter documents include:

†	a staggered board of directors;

†	a provision that prohibits stockholders from calling special meetings of stockholders;

†	advance notice procedures for nomination of directors and for stockholder proposals; and

†	super-majority board or stockholder approval for change of control.

THE BUSINESS OF WESTERNBANK INVOLVES RISKS

Our performance is subject to interest rate risks

Our results of operations depend to a large extent on the success of Westernbank. Among the risks related to Westernbank are those related to interest rate fluctuations, lending operations and our ability to manage growth. Interest-rate fluctuations could adversely affect net interest income if our cost of funds increases faster than our yield on interest-earning assets.

Increases in interest rates may reduce the value of Westernbank’s loans and securities holdings

Increases in interest rates may reduce the value of Westernbank’s financial assets and may have an adverse impact on its earnings and financial condition. Westernbank owns a substantial portfolio of real estate loans, mortgage-backed securities and other debt securities with fixed interest rates. The market value of an obligation with a fixed interest rate generally decreases when prevailing interest rates rise.

Westernbank is subject to default risk in its loan portfolio

Westernbank is subject to the risk of loss from loan defaults and foreclosures with respect to the loans it originates or acquires. Westernbank establishes provisions for loan losses, which lead to reductions in its income from operations, in order to maintain its allowance for future loan losses at a level which is deemed appropriate by its management based upon an assessment of the quality of its loan portfolio in accordance with established procedures and guidelines. Although Westernbank’s management utilizes its best judgment in providing for loan losses, there can be no assurance that management has accurately estimated the level of future loan losses or that Westernbank will not have to increase its provisions for loan losses in the future as a result of future increases in non-performing loans or for other reasons beyond its control. Any such increases in Westernbank’s provisions for loan losses or any loan losses in excess of its provisions for loan losses would have an adverse effect on Westernbank’s future financial condition and results of operations.

Westernbank is exposed to commercial credit risk

In recent years, Westernbank has emphasized commercial lending activities. Commercial lending, including commercial real estate and asset based lending, unsecured business lending and construction lending,

Risk factors

are generally recognized as involving greater credit risk because they are larger in size and more risk is concentrated in a single borrower. In addition, the borrower’s ability to repay a commercial and a construction loan depends, in the case of a commercial loan, on the successful operation of the business or the property securing the loan and, in the case of a construction loan, on the successful completion and sale or operation of the project. The properties or assets securing these loans may also be harder to dispose of in foreclosure. If Westernbank experiences loan losses that are higher than its allowance for loan losses, our profits and financial condition may be adversely affected.

Changes in statutes and regulations, including tax laws and rules, could adversely affect us

Our company, as a Puerto Rico chartered financial holding company, and our subsidiaries are each subject to extensive federal and local governmental supervision and regulation relating to our banking and insurance business. For example, there are laws and regulations that restrict transactions between us and our subsidiaries. In addition, we benefit from favorable tax treatment of activities relating to the Westernbank International Division. Any change in such regulations, whether by applicable regulators or as a result of legislation subsequently enacted by the Congress of the United States or the applicable local legislatures, could have a substantial impact on Westernbank’s operations.

Competition with other financial institutions could adversely affect our profitability

Westernbank faces substantial competition in originating loans and in attracting deposits. The competition in originating loans comes principally from other Puerto Rico, U.S. and foreign banks, mortgage banking companies, consumer finance companies, insurance companies and other institutional lenders and purchasers of loans. A number of institutions with which Westernbank competes may have significantly greater assets, capital and other resources. In addition, certain of Westernbank’s competitors are not subject to the same extensive federal regulation that governs Westernbank’s business. As a result, certain of Westernbank’s competitors may have advantages in conducting certain businesses and providing certain services. Increased competition could require Westernbank to increase its rates charged on deposits or lower the rates offered on loans, which could adversely affect our profitability.

We have experienced significant growth in recent years

We have grown significantly in recent years, and we intend to continue to expand operations and asset size. Our total assets, consisting primarily of loans and investments and mortgage-related securities, have increased 14.46% since December 31, 2001, to $6.7 billion at March 31, 2002. Our failure to manage growth effectively could have a material adverse effect on our ability to pay dividends on our common stock.

About this prospectus

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or “SEC,” using a “shelf” registration process. Under the shelf process, we may sell common stock and one or more series of preferred stock, separately or together, in one or more offerings up to a total dollar amount of $150,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the offering. The prospectus supplement also may add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with the information described below under the headings “Additional information” and “Incorporation by reference.”

Additional information

As permitted by SEC rules, this prospectus omits certain information that is included in the registration statement and its exhibits. Since this prospectus may not contain all the information that you may find

Additional information

important, you should review the full text of these documents. If we have filed a contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement in this prospectus, including statements incorporated by reference as discussed below, regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document. These documents can be read at, or obtained from, the SEC, the SEC website or the New York Stock Exchange, as described below.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings, including the registration statement of which this prospectus forms a part, are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may read and copy any document that we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the offices of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you may call (212) 656-5060.

Our common stock is traded on the New York Stock Exchange under the symbol “WHI” and our Series B, Series C and Series D preferred stock are traded on the Nasdaq Stock Market’s National Market under the symbols “WBPRO”, “WBPRN” and “WBPRM”, respectively. Our Series A preferred stock is traded on the Nasdaq Stock Market’s over-the-counter bulletin board under the symbol “WBPRP.OB”.

Incorporation by reference

We “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference, and information that we file subsequently with the SEC will automatically update this prospectus. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later. We incorporate by reference in this prospectus the following documents that we have filed with the SEC (File No. 000-27377) under the Securities Exchange Act of 1934, or the “Exchange Act”:

†	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as filed on March 29, 2002;

†	Our Definitive Proxy Statement, as filed on April 1, 2002;

†	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, as filed on May 10, 2002, as amended by Form 10-Q/ A, as filed on May 15, 2002;

†	Our Current Reports on Form 8-K, as filed on June 24, 2002 and July 11, 2002; and

†	The description of our common stock contained in our registration statement on Form 8-A, as filed on November 29, 2001 (which description incorporates by reference the information set forth under the caption “Description of the Holding Company’s Capital Stock” in our registration statement on Form S-4, as amended (File No. 333-76975)), including any amendment or report filed to update such description.

Incorporation by reference

We also incorporate by reference all documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until all the securities being offered by this prospectus are sold.

We will provide, at no cost, to each person, including a beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated into this prospectus by reference, other than exhibits to these documents unless such exhibits are specifically incorporated by reference into these documents. Requests for copies should be directed to us, Attention: Freddy Maldonado, Chief Financial Officer and Vice President of Finance and Investment, W Holding Company, Inc., 19 West McKinley Street, Mayagüez, Puerto Rico 00680. Telephone requests may be directed to Mr. Maldonado at (787) 834-8000.

Forward-looking statements

Some information contained or incorporated by reference in this prospectus or any prospectus supplement constitutes “forward-looking statements.” Such information can be identified by the use of forward-looking terminology such as “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “intend,” “continue,” or “believe” or the negatives or other variations of these terms or comparable terminology. We caution that our actual results, performance or achievements may differ materially from those reflected in the forward-looking statements, including those set forth under “Risk factors.” We also may provide projections, forecasts or estimates of future performance or cash flows. Projections, forecasts and estimates are forward-looking statements and will be based upon a number of assumptions. Actual events are difficult to predict and may be beyond our control. Actual events may differ materially from those assumed. Accordingly, there can be no assurance that any estimated results, projections, forecasts or estimates can be realized or that actual returns or results will not be materially different than those that may be estimated.

The company

The following summary highlights selected information regarding W Holding. It does not contain all of the information that is important to you. You should carefully read this entire prospectus and any prospectus supplement, together with the other documents that are incorporated by reference into this prospectus and any prospectus supplement. In addition, you should carefully consider the factors set forth under the caption “Risk factors” set forth in this prospectus and in the applicable prospectus supplement, as the case may be.

We are a financial holding company operating primarily through our wholly-owned subsidiary, Westernbank Puerto Rico, or “Westernbank.” In the third quarter of 2001, we acquired a general insurance agency and now operate it as Westernbank Insurance Corp.

We were organized under the laws of the Commonwealth of Puerto Rico in February 1999 to become the bank holding company of Westernbank. In July 2000, we became a financial holding company under the United States Bank Holding Company Act. As a financial holding company, we are permitted to engage in financial related activities, including insurance and securities activities, provided that the company and Westernbank meet certain regulatory standards.

Westernbank, which was founded as a savings institution in 1958, is a Puerto Rico-chartered commercial bank, deposits in which are insured to applicable limits by the United States Federal Deposit Insurance Corporation. Westernbank offers business and consumer financial services, including banking, trust and brokerage services. Westernbank Insurance Corp. operates as a general insurance agent by placing property, casualty, life and disability insurance.

The company

At year-end 2001, we had total assets of $5.9 billion, net loans of $2.8 billion, deposits of $3.2 billion and stockholders’ equity of $387.9 million. Westernbank operates through a network of 48 bank branches located throughout Puerto Rico, primarily in the Southwestern portion of the island and in the San Juan Metropolitan area, and a website on the Internet. The branch network consists of 48 full-service offices, 17 of which focus on making small, unsecured personal loans under a new banking division called “Expresso of Westernbank.” The Expresso bank branch division was launched, and its 17 offices were opened (including four existing branches that were re-designated to operate under the Expresso division), in July 2002. In addition to its primary retail banking operations, Westernbank operates three other divisions: Westernbank International Division, which offers commercial banking and related services outside of Puerto Rico; Westernbank Trust Division, which offers a full array of trust services; and Westernbank Business Credit, a division focusing on commercial business loans secured principally by accounts receivable, inventory and equipment. Westernbank Business Credit manages Westernbank’s commercial loan portfolio, including the loans Westernbank acquired in June 2001 for $163.8 million from the Puerto Rico branch of Congress Credit Corporation.

In recent years, Westernbank has emphasized expansion in the San Juan metropolitan area, having opened 11 branches there since 1998, including seven Expresso bank branches in July 2002. In the first quarter of 2002, Westernbank, through its wholly-owned subsidiary, Westernbank World Plaza, Inc., acquired a 23-story office building in the business district of Hato Rey for the purposes of owning, managing and operating this property.

Our executive offices are located at 19 West McKinley Street, Mayagüez, Puerto Rico 00680, and our telephone number is (787) 834-8000.

Consolidated ratios of earnings to fixed charges and
preferred stock dividends

The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the respective periods indicated. We issued our Series A preferred stock in June 1998, our Series B preferred stock in May and June 1999, our Series C preferred stock in March 2001 and our Series D preferred stock in August 2001. The consolidated ratios of earnings to fixed charges and preferred stock dividends were computed by dividing earnings by fixed charges and preferred stock dividends, as specified below, using two different assumptions—one excluding interest on deposits and the second including interest on deposits.

	Three months
	ended
	March 31,		Year Ended December 31,

	2002		2001		2000		1999		1998		1997

Consolidated ratio of earnings to fixed charges and preferred stock dividends:
Excluding interest on deposits	1.61	x	1.58	x	1.60	x	1.87	x	2.16	x	2.45	x
Including interest on deposits	1.32		1.25		1.22		1.30		1.39		1.49

For purposes of computing these ratios, earnings represent income before income taxes plus fixed charges, excluding capitalized interest and preferred stock dividends. Fixed charges and preferred stock dividends represent all interest expense, including and excluding interest on deposits, as applicable, the portion of net rental expense that is deemed representative of the interest factor, the amortization of debt issuance expense and capitalized interest as well as the amount of pre-tax earnings required to pay dividends (preferred stock dividends divided by 1 minus our effective income tax rate applicable to continuing operations) on outstanding shares of our preferred stock, as noted above.

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Use of proceeds

Unless we specify otherwise in the applicable prospectus supplement, we will use the net proceeds primarily to support further growth in the business of Westernbank. We anticipate contributing substantially all of the net proceeds to Westernbank, which will increase its regulatory capital, thereby facilitating its ability to increase deposits and borrowings to fund additional investments.

Description of capital stock

The following summary of the terms of our common stock and our preferred stock does not purport to be complete and is subject to and qualified in its entirety by reference to the applicable provisions of the laws of Puerto Rico, our certificate of incorporation, by-laws and the certificates of corporate resolution that fix the designation and any preferences, rights, privileges and restrictions of our series of preferred stock.

DESCRIPTION OF COMMON STOCK

We are currently authorized to issue 300,000,000 shares of common stock, $1.00 par value per share. As of the date of this prospectus, there were 62,250,000 shares issued and outstanding, after giving effect to a three-for-two stock split in the form of a stock dividend with a distribution date of July 10, 2002. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock.

If the company is liquidated or dissolved or distributes all of its assets, and after the preferential rights of the holders of outstanding shares of preferred stock are satisfied, the holders of common stock will share ratably in the assets of the company legally available for distribution. The common stock:

†	is not redeemable;

†	is not convertible into other shares of our capital stock;

†	is not subject to a sinking fund; and

†	does not have any preemptive rights to subscribe for other shares issued by the company.

The holders of common stock are entitled to receive dividends on an equal per share basis when, as and if declared by our board of directors out of funds legally available. The shares of common stock to be offered pursuant to a prospectus supplement will, when issued, be duly authorized, validly issued, fully paid and nonassessable and will, subject to official notice of issuance, be admitted to trading on the New York Stock Exchange. The Bank of New York acts as transfer agent, registrar and dividend disbursement agent for the common stock.

The holders of common stock may be adversely affected by future issuances of our preferred stock. Our board of directors, without stockholder approval, can issue preferred stock in the future with special rights or preferences superior to those of our common stock as to dividends, conversion rights, liquidation rights and voting rights. For example, our board of directors could designate a new class of preferred stock with a separate class right to approve a merger or sale of substantially all the assets of the company or other matters. Consequently, the issuance of preferred stock may have the effect of delaying or preventing a change in control of the company. You should carefully review the information set forth under “Description of Preferred Stock” below and the caption “Risk factors” in this prospectus and in any applicable supplements to this prospectus.

Description of capital stock

DESCRIPTION OF PREFERRED STOCK

The following description is a general summary of the terms of the preferred stock that we may issue. The description below and in any prospectus supplement does not purport to be complete and is subject to and qualified in its entirety by reference to our certificate of incorporation, by-laws and the applicable certificate of corporate resolution that will determine the terms of the preferred stock.

General

We are currently authorized to issue 20,000,000 shares of preferred stock, $1.00 par value per share. As of March 31, 2002: 1,219,000 shares designated 7.125% Non-Cumulative, Convertible Preferred Stock, 1998 Series A, par value $1.00 per share (liquidation preference $25 per share), were outstanding; 2,001,000 shares designated 7.25% Noncumulative Monthly Income Preferred Stock, 1999 Series B, par value $1.00 per share (liquidation preference $25 per share), were outstanding; 2,208,000 shares designated 7.60% Noncumulative Monthly Income Preferred Stock 2001 Series C, par value $1.00 per share (liquidation preference $25 per share), were outstanding; and 1,791,999 shares designated 7.40% Noncumulative Monthly Income Preferred Stock 2001 Series D, par value $1.00 per share (liquidation preference $25 per share), were outstanding.

Subject to limitations prescribed by Puerto Rico law and our certificate of incorporation, our board of directors or, if then constituted, a duly authorized committee thereof, is authorized to issue, from the authorized but unissued shares of our preferred stock, preferred shares in such series as our board of directors may determine and to establish, from time to time, the number of preferred shares to be included in any such series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of any such series, and such other subjects or matters as may be fixed by resolution of our board of directors.

The preferences, rights, privileges and restrictions of the preferred stock of each series will be fixed by the certificate of corporate resolutions relating to such issues. You should refer to the prospectus supplement relating to the series of preferred stock being offered for the specific terms of that series, including:

(1)	the title and stated value of the preferred stock being offered;

(2)	the number of shares of preferred stock being offered, their liquidation preference per share, if any, and their purchase price;

(3)	the dividend rate(s), period(s) and payment date(s) or method(s) of calculating the payment date(s) applicable to the preferred stock being offered;

(4)	whether dividends will be cumulative or non-cumulative;

(5)	the provisions for a sinking fund, if any, for the preferred stock being offered;

(6)	the provisions for redemption, if applicable, of the preferred stock being offered;

(7)	any listing of the preferred stock being offered on any securities exchange or market;

(8)	voting rights, if any, of the preferred stock being offered;

(9)	the relative ranking and preferences of the series as to dividend rights and rights upon dissolution of the company or upon any distribution of its assets;

Description of capital stock

(10)	any limitations on issuance of any series of our preferred stock ranking senior to or on parity with the series of our preferred stock as to dividend rights and rights upon dissolution of the company or upon any distribution of its assets; and

(11)	any other specific terms, preferences, rights, limitations or restrictions of the preferred stock being offered.

Rank

The preferred stock will have, upon dissolution of the company, or upon any distribution of its assets, the rights as stated in the applicable prospectus supplement.

Dividends

Holders of the preferred stock of each series will be entitled to receive, when, as and if declared by our board of directors, out of our assets legally available for payment to stockholders, dividends at such rates and on such dates as will be set forth in the applicable prospectus supplement. Each such distribution shall be payable to holders of record as they appear on our stock transfer books on such record dates as shall be fixed by our board of directors.

Redemption

The terms and conditions, if any, upon which the preferred stock will be subject to mandatory redemption or redemption at our option, either in whole or in part, will be described in the applicable prospectus supplement.

Voting Rights

Holders of preferred stock will have voting rights as indicated in the applicable prospectus supplement; provided, however, that in no event shall any holder of any series of preferred stock be entitled to more than ten votes for each such share.

Transfer Agent and Registrar

The transfer agent and registrar for the preferred stock will be set forth in the applicable prospectus supplement.

Plan of distribution

We may sell the securities offered pursuant to this prospectus and any accompanying prospectus supplements to or through one or more underwriters or dealers, or to investors directly or through agents. Each prospectus supplement will describe the terms of the securities to which such prospectus supplement relates, the name or names of any underwriters or agents with whom we have entered into arrangements with respect to the sale of such securities, the public offering or purchase price of such securities and the net proceeds we will receive from such sale. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. We may sell securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. We also may, from time to time, authorize dealers or agents to offer and sell these securities upon such terms and conditions as may be set forth in the applicable prospectus supplement. In connection with the sale of any of these securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents.

Plan of distribution

Shares of common stock or preferred stock may also be sold in one or more of the following transactions:

(a)	block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of the shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction;

(b)	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to a prospectus supplement;

(c)	a special offering, an exchange distribution or a secondary distribution in accordance with applicable New York Stock Exchange or other stock exchange or Nasdaq Stock Market rules;

(d)	ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers; and

(e)	sales in other ways not involving market makers or established trading markets, including direct sales to purchasers.

Broker-dealers may also receive compensation from purchasers of the securities, which is not expected to exceed that which is customary in the types of transactions involved.

Any underwriting compensation paid by us to underwriters or agents in connection with the offering of these securities, and any discounts or concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Any underwriter, dealer or agent participating in the distribution of the securities may be deemed to be an underwriter, as that term is defined in the Securities Act of 1933, or “Securities Act,” of the securities so offered and sold and any discounts or commissions received by them, and any profit realized by them on the sale or resale of the securities, may be deemed to be underwriting discounts and commissions under the Securities Act.

Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Unless otherwise set forth in the accompanying prospectus supplement, the obligations of any underwriters to purchase any of the securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the securities offered pursuant to such prospectus supplement, if any are purchased. Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

In connection with the offering of the securities hereby, certain underwriters, and selling group members and their respective affiliates, may engage in transactions that stabilize, maintain or otherwise affect the market price of the applicable securities. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase securities for the purpose of stabilizing their market price.

The underwriters in an offering of securities may also create a “short position” for their account by selling more securities in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing securities in the open market following completion of the offering of these securities or by exercising any over-allotment option granted to them by us. In addition, the managing underwriters may impose “penalty bids” under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession for the securities that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this

Plan of distribution

paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of the securities at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

Other than the common stock, which is listed on the New York Stock Exchange, each series of securities will be a new issue of securities and will have no established trading market. Any common stock sold pursuant to a prospectus supplement will be listed on the New York Stock Exchange, subject to official notice of issuance. Any underwriters to whom we sell securities for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities, other than the common stock, may or may not be listed on a national securities exchange.

Legal matters

Unless otherwise disclosed in the prospectus supplement accompanying this prospectus, the validity of the securities offered hereby will be passed upon for us by Hogan & Hartson L.L.P., Washington, D.C. Any underwriters will be advised about the validity of the securities and other legal matters by their own counsel.

Experts

The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.